Exhibit (e)(26)

August 29, 2007

Mr. Philip J. Hickey, Jr.

RARE Hospitality International, Inc.

8215 Roswell Road

Building 600

Atlanta, Georgia 30350

Dear Phil:

In connection with the anticipated merger (the “Merger”) by and between Darden Restaurants, Inc. (“Darden”) and RARE Hospitality International, Inc. (“RARE”), RARE, Darden and you hereby enter into this Consulting Agreement (this “Agreement”). References herein to the “Merger Agreement” shall mean that certain agreement between RARE and Darden governing and under which the Merger is consummated. By executing this Agreement each of RARE and RARE Hospitality Management, Inc. (“RHMI”), for and on behalf of themselves and their respective affiliates, hereby consent to and approve of your execution, performance, and fulfillment of this Agreement and waive any and all claims or assertions that your undertakings hereunder are inconsistent with or in breach, default or violation of any duty, obligation, responsibility, restriction, covenant, agreement or commitment owed to or maintained with RARE, RHMI or their respective affiliates.

The parties hereto agree and acknowledge that all provisions of this Agreement shall become effective only as of the closing date of the Merger (the “Effective Time”). In the event that the Effective Time does not occur for any reason, this Agreement shall be deemed void ab initio and of no force or effect, and the Employment Agreement between you and RARE Hospitality Management, Inc. (“RHMI”) dated as of April 28, 2003 and as amended on each of October 27, 2004, October 27, 2005, October 27, 2006, and December 15, 2006 (the “Prior Agreement”), shall be reinstated and shall remain in full force and effect without interruption or alteration hereunder or otherwise.

1. Consulting Arrangement. Darden shall engage your services as a consultant on the terms and conditions set forth in this Agreement. The term of this arrangement shall be for a period of one year commencing on the date on which the Effective Time occurs (the “Effective Date”) and ending on the first anniversary of the Effective Date, or such earlier date as provided in Section 5 below (the “Consulting Period”).

2. Services. You shall provide consulting services to Darden and its affiliates (as used herein, “affiliates” includes Darden’s affiliates and subsidiaries) during the Consulting Period as described herein (the “Services”). In no event shall your provision of any such Services be deemed, interpreted or construed to constitute your violation or breach of our your default under any obligation, commitment or restriction owed by or imposed upon you for the benefit of Darden, RARE, RHMI or their respective affiliates including any such provision contained in the Prior Agreement or any benefit plan, program or document maintained or sponsored by Darden, RARE, RHMI or their affiliates in which you participate. Your Services will include the following: (a) transition with RARE’s Board of Directors and Darden’s Chief Executive Officer and executive team, and assistance in maintaining ongoing satisfactory business and personal relationships with current and past executives and directors of RARE as designated by Darden; (b) assistance on the acquisition transition and integration of RARE and Darden; (c) advice on the appropriate growth strategy for Darden and its affiliates and executives; and (d) such other matters as may arise during the Consulting Period. It is acknowledged that the Services will not require a full-time commitment from you and you shall perform the Services on a part-time basis, as and when reasonably requested by Darden from time to time with appropriate accommodation being extended for and with respect to your personal schedule and other professional commitments. You shall render all Services solely in an advisory capacity and in no event shall you have any liability, obligation or other responsibility to Darden or its affiliates for or in connection with the failure to accomplish or achieve any objectives, results or goals established by Darden or its affiliates and in connection with which such Services are rendered by you hereunder.

3. Independent Contractor Status. You shall perform the Services as an independent contractor, and not as an employee, agent or representative of Darden or any of its affiliates. Unless authorized in writing by Darden, you shall not have the power or authority to act on behalf of, or bind in any way, Darden or any of its affiliates. In addition, neither Darden, any of its affiliates or any of their respective representatives shall have the power or authority to act on your behalf or bind you in any way. Because the Services will be performed by you as an independent contractor and not as an employee of Darden, you understand and agree that, except for those benefits and payments required to be made to you hereunder, including without limitation, Darden’s obligation to provide you and your dependent family members with continuing health insurance coverage at Darden’s sole cost and expense during the eighteen month period commencing and following the Effective Date (with you and your dependent family members having all COBRA rights from and after such eighteen month period), you are not eligible by virtue of this Agreement to participate in any of Darden’s employee benefit plans or programs. In the unlikely event that this consulting arrangement is reclassified as your employment by Darden by any governmental agency or court, you further agree that except as previously noted in the preceding sentence, you will not seek to participate in or benefit from any of Darden’s employee benefit plans or programs as a result of such reclassification. Notwithstanding the foregoing, it is specifically acknowledged and agreed that you shall be entitled to be defended and indemnified by Darden from and against and shall be provided and extended coverage under all any and all applicable errors, omission and other liability insurance coverage for and with respect to all Services performed by you in good faith hereunder to the same extent and upon the same terms and conditions as shall apply with respect to all other directors, officers and employees of Darden.

4. Fees.

(a) Consulting Fees. During the Consulting Period, you shall bill Darden and Darden shall pay to you on a quarterly basis and within ten (10) calendar days after receipt of any such invoice a consulting fee of $93,500 per quarter (which is a total of $375,000 for the full initial one (1) year Consulting Period) (“Consulting Fees”). In addition to the Consulting Fees, Darden will reimburse you for reasonable travel and other out-of-pocket expenses incurred by you in carrying out your duties or otherwise performing the Services under this Agreement in accordance with the applicable expense reimbursement policies of Darden and its affiliates. During the first month of the Consulting Period, you shall be entitled to continued use of your office and support staff.

(b) Settlement of Prior Agreement. Subject to your execution and non-revocation of a release substantially in the form attached hereto as Exhibit A (the “Release”), Darden shall pay you and otherwise extend and provide to you and your dependent family members all amounts and benefits due and owing under Sections 3.2(e) of your Prior Agreement which include the following: (i) all compensation earned and accrued as well as all reimbursements owed for any expense incurred through and including the Effective Date, to the extent unpaid, which payment shall be made in a lump sum no later than ten (10) days from and after the Effective Date, (ii) the average annual bonus paid for the two most recent and completed fiscal years of RARE immediately preceding the Effective Date which payment shall be made in a lump sum no later than ten (10) days from and after the Effective Date, provided, that the parties acknowledge and agree that such bonus payment shall constitute a separate, distinct and individual payment for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (iii) continuation of your normal base salary during the consecutive three (3) year period commencing as of and following the Effective Date which payments shall be made in accordance with Darden’s ordinary and customary payroll periods (but in no event less frequently than monthly) and procedures, provided, that the parties acknowledge and agree that each such payroll payment shall constitute a separate, distinct and individual payment for purposes of Section 409A of the Code, (iv) continuing coverage, at the expense of Darden, under medical, health, hospitalization, and long term care insurance providing coverage for you and your dependent family members at benefit levels on the same terms and conditions as offered to other executives of RARE during such eighteen-month period which coverage shall continue throughout the eighteen (18) consecutive month period commencing as of and following the first day of the calendar month following the month in which the Effective Date occurs (with you and your dependent family members having all COBRA rights from and after the expiration of such eighteen month period), (v) conversion and full and immediate vesting of the exercisability of all stock options and restricted shares granted to you by RARE at any time on or prior to the Effective Date in accordance with those express and specific provisions of the Merger Agreement and their governing terms, and (vi) conversion and settlement of one-half of those performance based restricted stock units granted to you by RARE in 2006 and one-sixth of those performance based restricted stock units granted to you by RARE in 2007 in conformity with those express and specific provisions of the Merger Agreement (it being understood that, pursuant to those express and specific provisions of the Merger Agreement and their governing terms, all remaining performance based restricted stock units granted to you by RARE shall terminate as of the Effective Date). The foregoing payments and benefits shall be provided to you for and in consideration for, and in full settlement of, any and all obligations and liabilities owed under the Prior Agreement. For the avoidance of doubt, and notwithstanding anything herein to the contrary, the payments set forth in this Section 4(b) shall not be taken into account in computing any benefits under any plan, program or arrangement of Darden, RARE or their respective affiliates. All payments and benefits required to be made or provided by Darden under this Paragraph shall continue and survive your death, disability or other incapacity.

5. Termination of Consulting Arrangement. The parties hereto expect that this consulting arrangement will continue for the full term of the Consulting Period. Either you or Darden may, however, choose to end the consulting arrangement contemplated under this

Agreement and your obligation to further render any Services hereunder prior to the end of the Consulting Period by providing written notice of such termination to the other hereunder which termination shall be effective immediately upon delivery of such notice. In the event that the Consulting Period and the consulting arrangement contemplated hereunder is terminated either (i) by Darden other than for Cause (“Cause” being defined as a violation of Darden’s written policies of which you are provided a copy or your violation of any state or federal law in the course of performing the Services hereunder), or (ii) by you by reason of Darden’s breach or default hereunder, Darden shall remain obligated (notwithstanding your being relieved of any obligation to render any further Services hereunder) to pay you the remainder of the unpaid Consulting Fees for the full Consulting Period (assuming no such termination had occurred) in a lump sum within thirty days after such termination. In the event that the Consulting Period is terminated for any other reason, Darden’s obligation to pay all consulting fees hereunder will immediately cease. Termination of the consulting arrangement contemplated hereunder and the Consulting Period shall be without prejudice to your continuing right to receive and shall not relieve Darden from its continuing obligation to provide all other payments or benefits owed to you and your dependent family members as contemplated under Paragraph 4(b) of this Agreement.

6. Termination of the Prior Agreement; Survival of Restrictive Covenants; Agreement to Remain Employed with the RARE Through the Effective Time. Except as otherwise set forth herein, you hereby agree that, in consideration for entering into this Agreement, effective as of the Effective Time, the Prior Agreement shall be terminated and no person or entity shall be obligated to pay to you or any person any amounts in respect of the Prior Agreement, provided, that, notwithstanding the foregoing, in consideration for the benefits to be provided to you under this Agreement, each of Section 4 (“Noncompetition”), Section 5 (“Confidentiality”), Section 6 (“Non-solicitation of Employees”), Section 7 (“Hiring of Employees”), Section 8 (“Property of the Company”) and Section 9 (“Developments”) of the Prior Agreement shall survive in their entirety during the Consulting Period and, in the case of Section 4 of the Prior Agreement, for the eighteen (18) month period following the end of such Consulting Period and, in the case of each of Sections 5, 6 and 7 of the Prior Agreement, for the twenty-four (24) month period following the end of such Consulting Period. Further, in consideration of the benefits conferred upon you and Darden pursuant to this Agreement, you hereby agree not to terminate your employment with RARE or any of its subsidiaries prior to the Effective Time.

7. Enforcement Provisions. You and Darden understand and agree to the following provisions regarding enforcement of the restrictive covenants described in Section 6.

(a) Governing Law and Jurisdiction. This Agreement is governed by and is to be construed under the laws of Florida, without regard to conflict of laws rules. As a result of your establishment of your primary domicile within the State of Florida and Darden’s location of its principal office within the State of Florida, you and Darden agree that any dispute or claim arising out of or relating to this Agreement or claim of breach hereof shall be brought exclusively in the Federal court in the State of Florida. By execution of the Agreement, you, RARE and Darden, and their respective affiliates, consent to the exclusive jurisdiction of such court, and waive any right to challenge jurisdiction or venue in such court with regard to any suit, action, or proceeding under or in connection with this Agreement.

(b) Equitable Remedies. A breach of Section 6 of this Agreement will cause Darden and/or its affiliates irreparable harm, and Darden and its affiliates will therefore be entitled to (in addition to any monetary damages available to them) the issuance of immediate, as well as permanent, injunctive relief restraining you, and each and every person and entity acting in concert or participating with you, from initiation and/or continuation of such breach and such other remedies provided herein or any other remedies provided at law or in equity.

(c) No Waiver. Failure of you or Darden or its affiliates to demand strict compliance with any of the terms, covenants or conditions of this Agreement shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any such term, covenant or condition on any occasion or on multiple occasions be deemed a waiver or relinquishment of such term, covenant or condition.

(d) Severability. The restrictions and obligations imposed by Section 6 of this Agreement are separate and severable, and it is the intent of you and Darden that if any restriction or obligation imposed by any of the provisions of Section 6 of this Agreement is deemed by a court of competent jurisdiction to be void for any reason whatsoever, the remaining provisions, restrictions and obligations of Section 6 of this Agreement shall remain valid and binding upon you. You and Darden further agree that each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. In the event that any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect.

(e) Reform. In the event any part of Section 6 of this Agreement is determined by a court of competent jurisdiction to be unenforceable, it is the intent of you and Darden that said court reduce and reform the provisions thereof so as to apply the greatest limitations considered enforceable by the court.

8. Taxes. Except as otherwise specifically provided in this Section 8, as a consultant and independent contractor of Darden, you will be responsible for, and will duly and timely comply with all applicable laws relating to, the collection, payment, reporting and remittance of any and all Federal, state or local taxes, charges or fees (“Taxes”) resulting from the receipt of the Consulting Fees described in Paragraph 4(a) of this Agreement. All payments or other benefits required to be made or provided to you under Paragraph 4(b) shall be subject to all social security, federal and state withholding taxes and any other taxes or assessments as may from time to time be required by any governmental authority and as otherwise may be required by law or by the ordinary and customary payroll policies and procedures of Darden. Except as set forth herein, neither RARE, Darden nor any of their respective affiliates shall be liable, for any Taxes resulting from your receipt of the Consulting Fees described in this Agreement or your failure to comply with applicable laws pertaining thereto. Notwithstanding anything to the contrary contained in this Agreement or the Prior Agreement, in the event that the aggregate payments or benefits to be made or afforded to you under this Agreement or otherwise (the “Payments”) constitute an “excess parachute payment” under Section 280G of the Code, the Payments will be reduced to an amount such that the value of such Payments shall be equal to three (3) times your “base amount,” as determined in accordance with Section 280G of the Code, less $5,000.00, if you would be placed in a better after-tax position than without the reduction. The parties hereby agree to reasonably cooperate in good faith with one another in connection with the reporting of any amounts paid or benefits provided under this Agreement for purposes of Federal, state and local income, engagement and excise taxes (including without limitation the application of Code Section 409A with respect to those payments required under Paragraph 4(b) of this Agreement) all as shall be consistent with the advice received by such respective parties from their professional legal, tax and accounting advisors and shall further cooperate in a similar manner with one another in connection with any valuation of the restrictions and obligations under this Agreement or the qualification of any payments or benefits as exemptions from or exceptions to any applicable Taxes (including without limit those imposed or available under Code Section 409A).

9. Compliance with Internal Revenue Code Section 409A. The parties agree that if you are classified as a “specified employee” as that term is defined in Code Section 409A(a)(b)(i) of the Code and the Treasury Regulations issued thereunder, then no payment or benefit provided you under Section 4(b) hereof that is not exempt from Section 409A shall be made before the date that is six months after your separation from service (or, if earlier, the date of your death) from RHMI if and to the extent that such deferral is required to comply with the requirements of Section 409A of the Code. It is the intention of the parties that the benefits and rights to which you are entitled in connection with the termination of your employment with RHMI comply with Section 409A of the Code, and the provisions of this Agreement shall be construed in a manner consistent with that intention. If any one of Darden. RARE, RHMI or you believe, at any time, that any such benefit or right does not so comply, such party shall promptly advise the other parties thereto and shall thereupon negotiate reasonably and in good faith to amend the terms of such benefits and rights such that they comply with Section 409A of the Code (with the most limited possible economic effect on you and the other parties hereto).

10. Successors. This Agreement shall inure to the benefit of and be enforceable by your legal heirs, legal representatives, successors and assigns. This Agreement shall inure to the benefit of and be binding upon RARE and RHMI (prior to the Effective Date), Darden, and their respective successors and assigns.

11. Entire and Final Agreement. This Agreement (together with all provisions of the Prior Agreement incorporated herein by reference) shall supersede any and all prior oral or written representations, understandings and agreements of the parties with respect to the matters addressed herein (including, but not limited to, all correspondence, memoranda and term sheets and the Prior Agreement), and it contains the entire agreement of the parties with respect to those matters. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement.

12. Assignment. Neither this Agreement nor any of the rights, obligations or interests arising hereunder may be assigned by you except by reason and as a result of your death and then only in accordance with your governing testamentary documents or under the applicable laws of descent and distribution. Neither this Agreement nor any of the rights, obligations or interests arising hereunder may be assigned by RARE, RHMI or Darden without your prior written consent, to a person or entity other than a parent entity of RARE or Darden; provided, however, that in the event of the merger, consolidation, transfer or sale of all or substantially all of the assets of RARE or Darden with or to any other individual or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor, and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the RARE or Darden hereunder with RARE and Darden remaining secondarily liable for all failures of such successor to discharge or fulfill its obligations hereunder.

13. Section Headings. The section headings contained in this Agreement are inserted for purposes of convenience only, and shall not affect the meaning or interpretation of this Agreement.

14. Notices. All notices required by this Agreement shall be sent in writing and delivered by one party to the other by overnight express mail to the following persons and addresses:

If to RARE:

RARE Hospitality International, Inc.

8215 Roswell Road

Building 600

Atlanta, Georgia 30350

Attention: General Counsel

If to Darden:

Darden Restaurants, Inc.

P.O. Box 593330

Orlando, FL 32859-3330

Attention: General Counsel

If to you:

At the most recent address on file with RARE (if prior to the Effective Time) or with Darden (if after the Effective Time)

With a copy to:

Duane D. Sitar

3290 Northside Parkway

Suite 400

Atlanta, GA 30327

15. Execution in Counterparts. This Agreement may be executed by the parties hereto in counterparts, each of which shall be considered an original for all purposes.

If the foregoing is satisfactory, please so indicate by signing and returning to RARE, RHMI, and Darden the enclosed copy of this letter, whereupon this will constitute our agreement on the subject.

RARE Hospitality International, Inc.

By:	/s/ W. Douglas Benn
Name:	W. Douglas Benn
Date:	August 29, 2007

RARE Hospitality Management, Inc.

By:	/s/ W. Douglas Benn
Name:	W. Douglas Benn
Date:	August 29, 2007

Darden Restaurants, Inc.

By:	/s/ Dan Lyons
Name:	Dan Lyons
Date:	August 29, 2007

ACCEPTED AND AGREED TO:

/s/ Philip J. Hickey, Jr.
Philip J. Hickey, Jr.

Date: August 29, 2007

EXHIBIT A

Waiver and Release.

In exchange for the payments and benefits offered and required to be made by Darden Restaurants, Inc. (“Darden”) under that certain Agreement dated                     , 2007 (the “Consulting Agreement”) to which the form of this Waiver and Release is attached as an Exhibit, you hereby:

(a)	Fully release and forever discharge Darden and each of its officers, directors, employees and shareholders, subject to the provisions of Paragraph (d) below, from all liability upon claims of any nature whatsoever, including claims of negligence, breach of contract, violation of federal, state or local laws which prohibit discrimination on the basis of race, color, national origin, religion, sex, age, veteran status, disability or retaliation, the Age Discrimination in Employment Act of 1967, as amended, and the laws enforced by any other federal, state or local agencies, and including further claims of any other nature whatsoever based upon any act or event which occurred on or before the date on which this Waiver and Release is signed and becomes effective, whether known or unknown, which you now have or could claim to have.

(b)	Agree that you will not file, or permit to be filed in your name or on your behalf, any lawsuit in court against any of the persons or entities released in this Waiver and Release (other than that not released pursuant to paragraph (d) below or to challenge this Waiver and Release under the Age Discrimination in Employment Act), based upon any act or event which occurred on or before the effective date of this Waiver and Release.

(c)	Agree that, while this Waiver and Release does not prevent you from filing a Charge with the Equal Employment Opportunity Commission (“EEOC”), if any charge, complaint, lawsuit or administrative claim is filed in your name or on your behalf with the EEOC or any other administrative agency or organization, or in any other forum, against any of the persons or entities released in this paragraph, based upon any act or event which occurred on or before the date you signed this Waiver and Release, you will not seek or accept any personal relief, including but not limited to any award of monetary damages or reinstatement to your employment with Darden; provided, however, that this provision shall not apply to a claim for damages under the Age Discrimination in Employment Act. If successful on such claim, however, any monetary damages obtained by you would be offset by the monies paid to you under Paragraph 4(b) of the Consulting Agreement.

(d)

Notwithstanding any other provision of this Waiver and Release to the contrary, the release and other provisions herein shall not operate to release, and shall not apply to disputes relating to any one or more of (i) your or your dependent family member’s or other beneficiary’s rights to receive any and all benefits and payments provided for or otherwise afforded under the Consulting Agreement, (ii) any accrued and vested benefits, including any qualified or non-qualified pension or deferred compensation plan benefits or any insurance coverages, owed or to or under which you are otherwise entitled under any benefit plan, program or policy maintained by Darden, RARE Hospitality International, Inc., RARE Hospitality Management, Inc., or their respective affiliates (collectively the “Companies”) and in which you previously or hereafter participate, and (iii) any rights you may have to seek or obtain any defense or indemnification by or from any one or more of the Companies from or in connection with any claim suffered by you as a result of your rendering or provision of good faith services to, for or on behalf of any one or more of the Companies or your status as an employee, officer, director or representative of any one or more of the Companies, at any time before or after the termination of your consulting relationship.

Intending to be legally bound hereby:

AGREED:

For Myself, and for My Heirs, Personal	(date of signing)
Representatives and Assigns

FOR DARDEN:

BY:
(Human Resources Signature)	(date of signing)

FOR RARE:

BY:
Title:	(date of signing)

FOR RHMI:

BY:
Title:	(date of signing)